July 19, 2012

VIA EDGAR

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Pradip Bhaumik, Special Counsel
Office of Global Security Risk
Division of Corporation Finance

Re:	Juniper Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-34501

Ladies and Gentlemen:

We refer to Ms. Blye’s letter dated July 10, 2012, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2011 of Juniper Networks, Inc. (the “Company”).

The Company intends to respond to the Staff’s comments on or before August 7, 2012.

If you have any questions, please do not hesitate to contact the undersigned at (408) 936-8936.

Very truly yours,

JUNIPER NETWORKS, INC.

/s/ Mary Anne Becking

Associate General Counsel
Director of Corporate Legal Affairs